UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549-1004
                                    FORM 11-K



 X  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
---
    ACT OF 1934

For the fiscal year ended December 31, 2005
                          -----------------

                 OR

    TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
---
    ACT OF 1934

For the transition period from                      to
                              ---------------------    ---------------------

Commission file number 33-10665
                       --------



              GMAC INSURANCE PERSONAL LINES RETIREMENT SAVINGS PLAN
              -----------------------------------------------------
                            (Full title of the plan)


                           General Motors Corporation
              300 Renaissance Center, Detroit, Michigan 48265-3000
              ----------------------------------------------------
               (Name of issuer of the securities held pursuant to
                    the plan and the address of its principal
                               executive offices)



Registrant's telephone number, including area code (313) 556-5000

       Notices and communications from the
       Securities and Exchange Commission
       relative to this report should be
       forwarded to:



                                                Paul W. Schmidt
                                                Controller
                                                General Motors Corporation
                                                300 Renaissance Center
                                                Detroit, Michigan 8265-3000

FINANCIAL STATEMENTS AND EXHIBIT
--------------------------------

(a) FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
    ----------------------------------------------

                                                                     Page No.
                                                                     --------
     GMAC Insurance Personal Lines Retirement Savings Plan:
         Report of Independent Registered Public
         Accounting Firm.                                                3

         FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
           DECEMBER 31, 2005 AND 2004:
           Statements of Net Assets Available for Benefits               4
           Statements of Changes in Net Assets Available for
           Benefits                                                      5
           Notes to Financial Statements                                 6

         SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2005
           Form 5500, Schedule H, Part IV, Line 4i - Schedule
           of Assets (Held at End of Year)                              10

NOTE: All other schedules required by section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.




(b) EXHIBIT
    -------

     Exhibit 23 - Consent of Independent Registered Public Accounting Firm



SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                               GMAC INSURANCE PERSONAL LINES
                                                RETIREMENT SAVINGS PLAN
                                               -----------------------------
                                                       (Name of Plan)



Date     June 27, 2006                      By:
         -------------
                                               /s/Bernard Buselmeier
                                               -----------------------------
                                               (Bernard Buselmeier
                                                Chief Financial Officer
                                                GMAC Insurance Personal Lines

Report of Independent Registered Public Accounting Firm
-------------------------------------------------------

To the Trustee and Participants of
GMAC Insurance Personal Lines Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of GMAC Insurance Personal Lines Retirement Savings Plan (the "Plan") as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/DELOITTE & TOUCHE LLP
------------------------
DELOITTE & TOUCHE LLP

Raleigh, NC
June 27, 2006

                GMAC INSURANCE PERSONAL LINES RETIREMENT SAVINGS PLAN

                   STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                              DECEMBER 31, 2005 and 2004
-------------------------------------------------------------------------------


                                                 2005           2004
                                          -----------    -----------

Assets - Participant-directed
  investments                          $138,420,987     $123,021,812
                                        -----------      -----------

NET ASSETS AVAILABLE FOR BENEFITS      $138,420,987     $123,021,812
                                        ===========      ===========



See notes to financial statements.

              GMAC INSURANCE PERSONAL LINES RETIREMENT SAVINGS PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     YEARS ENDED DECEMBER 31, 2005 and 2004
-------------------------------------------------------------------------------

                                                 2005           2004
                                              -------        -------

ADDITIONS:
----------

  Investment income:
   Net appreciation in
     fair value of investments             $3,463,349     $7,881,235
   Interest and dividends                   5,373,069      3,105,451
   Loan interest                              296,711        263,927
                                            ---------     ----------
     Net investment income                  9,133,129     11,250,613
                                            ---------     ----------

  Contributions:
   Employer's                               5,804,474      5,529,061
   Participants'                            7,904,969      7,417,893
   Participants' rollovers                    871,785        533,631
                                           ----------     ----------
     Total contributions                   14,581,228     13,480,585
                                           ----------     ----------

     Total additions                       23,714,357     24,731,198
                                           ----------     ----------

DEDUCTIONS:
-----------

  Benefits paid to participants             8,248,824      6,274,714
  Administrative expenses                      66,358         89,417
                                           ----------     ----------

     Total deductions                       8,315,182      6,364,131
                                           ----------     ----------

INCREASE IN NET ASSETS                     15,399,175     18,367,067

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                       123,021,812    104,654,745
                                          -----------    -----------

  End of year                            $138,420,987   $123,021,812
                                          ===========    ===========



See notes to financial statements.

              GMAC INSURANCE PERSONAL LINES RETIREMENT SAVINGS PLAN


NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004
-------------------------------------------------------------------------------

1.  DESCRIPTION OF THE PLAN

The following description of the GMAC Insurance Personal Lines Retirement Savings Plan (formerly Integon Employees' Retirement Savings Plan) (the "Plan") is provided for general informational purposes only. Participants should refer to the Plan document for more complete information.

General--The Plan is a defined contribution plan covering all eligible employees of GMAC Insurance Management Corporation (the "Company") and other business entities. The GMAC Insurance Personal Lines Corporation Employees' Retirement Savings Plan Advisory Committee, comprised of individuals appointed by the Company's Board of Directors, controls and manages the operation and administration of the Plan. Fidelity Management Trust Company ("Fidelity") serves as trustee of the Plan. The Plan is subject to the provisions of the Employment Retirement Income Security Act of 1974 ("ERISA"). The Company is 100% owned by GMAC Insurance Holdings, Inc. ("GMACI"), which is a wholly owned subsidiary of General Motors Acceptance Corporation, which, in turn, is owned by General Motors Corporation.

Eligibility--Employees, as defined by the Plan, are immediately eligible to participate in the Plan without regard to any age or service requirement. Temporary employees are eligible for participation in the Plan after one year of service providing they have worked at least 1,000 hours over 12 consecutive months, as defined by the Plan. Eligible temporary employee participation begins on the next Plan entry date, the first day of each calendar month.

Contributions--Each year, participants may contribute from 1% to 20% of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code ("IRC") limitations. Employee after-tax contributions are not permitted. The Company contributes 100% of the first 6% of base compensation that a participant contributes to the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts--Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contributions, and allocations of Company discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments--Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers one common stock fund, one common trust fund and twenty mutual funds as investment options for participants.

Vesting--Participants are vested immediately in their contributions plus actual earnings thereon. Participants are immediately fully vested in the Company's matching contributions plus actual earnings thereon.

Participant Loans-- Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balances, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined quarterly by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

              GMAC INSURANCE PERSONAL LINES RETIREMENT SAVINGS PLAN

Payment of Benefits--On termination of service, a participant may generally elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a ten-year period. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Withdrawals may also be made for certain financial hardships as defined by the Plan.

Forfeited Accounts--At December 31, 2005 and 2004, forfeited nonvested accounts totaled $22,708 and $22,708, respectively. These accounts will be used to reduce future employer contributions. During the years ended December 31, 2005 and 2004, employer contributions were reduced by $0 and $0, respectively, from forfeited nonvested accounts.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting--The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties--The Plan utilizes various investment securities including mutual funds, a common trust fund and common stock. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition--The Plan's investments are stated at fair value. Quoted market prices are used to value common stock. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Investments in the common trust fund ("fund") are stated at estimated fair value, which is determined based on the unit values of the fund. Unit values are determined by the organization sponsoring the fund by dividing the fund's net assets at fair value by the units outstanding at each valuation date. Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the common trust fund and mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses--Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan document.

              GMAC INSURANCE PERSONAL LINES RETIREMENT SAVINGS PLAN

3.  INVESTMENTS

The Plan's investments which represented 5% or more of the Plan's net assets available for benefits as of December 31, 2005 and 2004, are as follows:


                                   Shares                       Amounts
                             ------------------         ---------------------
   Description of
     Investment                2005        2004            2005          2004
                            -------     -------         -------       -------

   Fidelity Puritan
     Fund                   375,444     344,307      $7,032,064    $6,524,610
   Fidelity Magellan
     Fund                   104,810     104,057      11,155,999    10,800,039
   Fidelity Contrafund      189,336     152,126      12,261,412     8,631,647
   Fidelity Growth and
     Income Fund            206,058     180,184       7,088,383     6,884,819
   Fidelity Low-Priced
     Stock Fund             421,749     394,029      17,224,229    15,859,674
   Fidelity Diversified
     International          393,432     340,790      12,802,287     9,760,215
   Fidelity Managed
     Income Portfolio    24,287,507  22,568,266      24,287,507    22,568,266
   Spartan U.S.
     Equity Index           469,760     479,173      20,744,608    20,537,334

During 2005 and 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $3,463,349 and $7,881,235, respectively, as follows:

   Description of
     Investment                                            2005          2004
                                                        -------       -------

      Mutual funds                                   $3,850,421    $8,060,778
      Common stock fund                                (387,076)     (179,543)
                                                      ---------     ---------
                                                     $3,463,349    $7,881,235
                                                      =========     =========

4. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain plan investments are units of participation in a common trust fund and shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan, and therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. Fees paid by the Plan for certain administrative trustee fees were $66,358 and $89,417 in 2005 and 2004, respectively.

At December 31, 2005 and 2004, the Plan held 22,058 and 19,216 shares, respectively, of common stock of General Motors Corporation, with a cost basis of $829,886 and $865,726, respectively. During the years ended December 31, 2005 and 2004, the Plan recorded no dividend income.

              GMAC INSURANCE PERSONAL LINES RETIREMENT SAVINGS PLAN

Certain plan investments are loans to participants who may be employees of the Sponsor, and therefore, these transactions qualify as party-in-interest transactions.


5.  PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

6.    FEDERAL INCOME TAX STATUS

The Internal Revenue Service ("IRS") has determined and informed the Company, by a letter dated November 26, 2003, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended and restated since receiving the determination letter. The Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.


                                   * * * * * *

              GMAC INSURANCE PERSONAL LINES RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
DECEMBER 31, 2005

                                          Description of Investments,
                                            Including Maturity Date,
  Identity of Issue, Borrower,            Rate of Interest, Collateral,                    Current
   Lessor or Similar Party                  Par or Maturity Value              Cost         Value
  ---------------------------             -----------------------------      --------     ---------

Fidelity Institutional
  Retirement Services Company:

* Puritan Fund                            Mutual Fund                            **     $ 7,032,064
* Magellan Fund                           Mutual Fund                            **      11,155,999
* Contrafund                              Mutual Fund                            **      12,261,412
* Investment Grade Bond Fund              Mutual Fund                            **       4,540,083
* Growth and Income Fund                  Mutual Fund                            **       7,088,383
* Low-Priced Stock Fund                   Mutual Fund                            **      17,224,229
* Diversified International Fund          Mutual Fund                            **      12,802,286
* Freedom Income Fund                     Mutual Fund                            **         537,404
* Freedom 2000 Fund                       Mutual Fund                            **         373,493
* Freedom 2005 Fund                       Mutual Fund                            **             376
* Freedom 2010 Fund                       Mutual Fund                            **       1,254,365
* Freedom 2015 Fund                       Mutual Fund                            **          35,426
* Freedom 2020 Fund                       Mutual Fund                            **       2,507,821
* Freedom 2025 Fund                       Mutual Fund                            **          88,485
* Freedom 2030 Fund                       Mutual Fund                            **       3,569,056
* Freedom 2035 Fund                       Mutual Fund                            **          69,913
* Freedom 2040 Fund                       Mutual Fund                            **          78,454
* Fidelity Mid-Cap Stock                  Mutual Fund                            **       4,588,703
* Managed Income Portfolio                Common Trust Fund                      **      24,287,507
* MSIFT Value Advisor                     Mutual Fund                            **       2,159,624
* Spartan U.S Equity Index                Mutual Fund                            **      20,744,608
* General Motors                          Common Stock Fund                      **         440,918
* Various participants                    Participant loans (maturing
                                            through 2014 at interest
                                            rates of 3% to 10.5%)                **       5,580,378
                                                                                        -----------
  Total investments                                                                    $138,420,987
                                                                                        ===========

 * Permitted party-in-interest transactions.
** Cost information is not required for participant-directed investments and, therefore, is not included.